# KEYSTONE BRAVE LLC

## Reviewed Financial Statements

For the Years Ended December 31, 2023 and 2022





# Independent Accountant's Review Report

Members of Keystone Brave LLC
Keystone Brave LLC

We have reviewed the accompanying financial statements of Keystone Brave LLC (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### *Accountant's Responsibility*

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Keystone Brave LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

### *Accountant's Conclusion*

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

*Wipfli LLP*

Wipfli LLP

Radnor, Pennsylvania
December 23, 2024

# Keystone Brave LLC
## Balance Sheets

| *Years Ended December 31,* | | 2023 | 2022 |
|---|---|---|---|
| | Assets | | |
| **Current Assets** | | | |
| Cash | $ | 12,779 $ | 115,388 |
| Film tax credit receivable - net of discount | | - | 750,000 |
| Deposits | | 128,173 | 125,978 |
| Total current assets | | 140,952 | 991,366 |
| **Other Assets** | | | |
| Film production costs | | 5,287,167 | 5,266,442 |
| Total assets | $ | 5,428,119 $ | 6,257,808 |
| | Liabilities and Members' Equity | | |
| **Current Liabilities** | | | |
| Accounts payable | | - | 235,935 |
| Note payable | | - | 750,000 |
| Related party loan payable | | 30,000 | - |
| Total current liabilities | | 30,000 | 985,935 |
| Deferred compensation | | 325,000 | 325,000 |
| Total liabilities | | 355,000 | 1,310,935 |
| Members' equity | | 5,073,119 | 4,946,873 |
| Total liabilities and members' equity | $ | 5,428,119 $ | 6,257,808 |

See accompanying notes to financial statements.

# Keystone Brave LLC
## Statements of Operations

| Years Ended December 31, | 2023 | 2022 |
|---|---:|---:|
| Revenues | $ - | $ - |
| | | |
| Operating expenses | | |
| Bank charges | 1,514 | 2,642 |
| Marketing | 54,087 | - |
| Professional fees | 64,964 | 25,500 |
| | | |
| Total operating expenses | 120,565 | 28,142 |
| | | |
| Loss from operations | (120,565) | (28,142) |
| | | |
| Other Income | | |
| Film tax credit income - net of discount | - | 750,000 |
| Interest income | 2,196 | 748 |
| | | |
| Total other income | 2,196 | 750,748 |
| | | |
| Net income (loss) | $ (118,369) | $ 722,606 |

See accompanying notes to financial statements.

# Keystone Brave LLC
## Statements of Changes in Members' Equity

| *Years Ended December 31, 2023 and 2022* | Members'<br>Equity |
|---|---:|
| Balance at December 31, 2021 | $ 3,454,767 |
| Net income | 722,606 |
| Contributions | 769,500 |
| Balance at December 31, 2022 | 4,946,873 |
| Net loss | (118,369) |
| Contributions | 244,615 |
| Balance at December 31, 2023 | $ 5,073,119 |

See accompanying notes to financial statements.

# Keystone Brave LLC
## Statements of Cash Flows

| *Years Ended December 31,* | | 2023 | 2022 |
|---|---|---|---|
| **Increase (decrease) in cash:** | | | |
| Cash flows from operating activities: | | | |
| Net income(loss) | $ | (118,369) $ | 722,606 |
| | | | |
| Changes in operating assets and liabilities: | | | |
| Film tax credit receivable - net of discount | | - | (750,000) |
| Deposits | | (2,195) | 93,397 |
| Accounts payable | | (235,935) | (312,698) |
| Deferred compensation | | - | 125,000 |
| | | | |
| Net cash from operating activities | | (356,499) | (121,695) |
| | | | |
| Cash flows from investing activities: | | | |
| Film production costs | | (20,725) | (688,607) |
| | | | |
| Net cash from investing activities | | (20,725) | (688,607) |
| | | | |
| Cash flows from financing activities: | | | |
| Proceeds from related party loan | | 30,000 | - |
| Member contributions | | 244,615 | 769,500 |
| | | | |
| Net cash from financing activities | | 274,615 | 769,500 |
| | | | |
| Net change in cash | | (102,609) | (40,802) |
| Cash at beginning of year | | 115,388 | 156,190 |
| | | | |
| Cash at end of year | $ | 12,779 $ | 115,388 |

**Supplemental disclosure of non-cash financing activity:**
Assignment of Film Tax Credit in satisfaction of outstanding loan
balance $ 750,000 $ -

See accompanying notes to financial statements.

## Note 1: Summary of Significant Accounting Policies

### Nature of Business

Keystone Brave LLC (the "Company") is a Pennsylvania limited liability company. The Company is producing and marketing a motion picture product by the name of *Brave the Dark* ("Picture").

The Company's activities since inception have been focused solely on raising capital and film production activities. As of the December 31, 2023, the film was completed but not released, as a result, the Company has not generated any revenue from film sales.

### Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States ("GAAP"). Accrual basis accounting recognizes revenue when earned and expenses when incurred.

### Cash and Cash Equivalents

Cash equivalents are defined as short-term, highly liquid investments, which are readily convertible to cash and have remaining maturities of three months or less at the date of acquisition.

### Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make certain estimates and assumptions that affect the mounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

## Note 1: Summary of Significant Accounting Policies (Continued)

### Film Production Costs

In accordance with ASC 926, Entertainment-Films ("ASC 926"), film production costs include development costs, overhead and capitalized interest costs. These costs are recognized as cost of goods sold over the period to which associated revenues are expected to be realized. Film production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results may fluctuate from period to period. The fair value of these film production costs are dependent on the performance of the production as well as volatility inherent in the external markets. In assessing the potential impairment of the film production costs, the Company considers these factors. If these forecasts are not met, impairment charges may be required to write down all or a portion of the related unamortized costs of the film production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

The Company capitalized $20,725 and $688,607 of film production costs incurred in 2023 and 2022, respectively, and recorded no amortization expense on these assets for the periods ended December 31, 2023 or 2022. The carrying balance of the film production costs as of December 31, 2023 and 2022 was $5,287,167 and $5,266,442, respectively.

As of December 31, 2023 and 2022, there was no impairment of the capitalized film production costs.

### Income Taxes

The Company is incorporated as a partnership for income tax purposes. Accordingly, income taxes have not been provided for in the accompanying financial statements. All of the Company's income or losses are passed through to its members.

The Company recognizes the financial impact of a tax position when it is more likely than not that the position will be sustained upon examination. As of December 31, 2023 and 2022, management believes the Company has no uncertain tax positions requiring recognition or measurement. The federal and state income tax returns for tax years according to federal and state statutes remain open to examination by taxing authorities through their statutory periods.

### Sales and Marketing

Sales and marketing expenses primarily include advertising and promotional costs, which are expensed as incurred.

### General and Administrative Expenses

General and administrative expenses consist primarily of consulting and professional services, as well as miscellaneous administrative expenditures, which are expensed as incurred.

## Note 2: Film Production Tax Credit Receivable

The Company's receivable consists of a film production tax credit receivable. The Company was awarded a tax credit of $791,548, subject to the terms and conditions of the Contract, on September 19, 2019 by the Pennsylvania Department of Community and Economic Development (the "Department"). In December 2022, the Company filed the final paperwork with the Department for the production *Brave the Dark*, in accordance with the Film Production Tax Credit Program Guidelines, at which time, the Company received final approval. In 2022, the Company sold the tax credit, at a discount of $41,548, to its lender in complete satisfaction of its outstanding Note Payable, see Note 5.

## Note 3: Deposits

The Company has entered into agreements with the Directors Guild of America, Inc. ("DGA") and the Screen Actors Guild-American Federation of Television and Radio Artists ("SAG-AFTRA") to deposit certain sums to secure the payment of the directional team, performers and background actors. The DGA deposit bears no interest. The SAG-AFTRA deposit bears interest at the Marcus Savings rate. The rate was 3.05% and 4.43% as of December 31, 2023 and 2022, respectively. The total deposit balance was $128,173 and $125,978 as of December 31, 2023 and 2022, respectively.

## Note 4: Deferred Compensation

The Managers are each entitled to receive a share of Distributable Receipts outlined in Note 6, in their capacity as producers of the picture, as well as to the extent of each Manager's Interest, if any, as an Investor. The Managers also may receive fair compensation, including deferred compensation, for services other than those as may be rendered by a manager. The balance of deferred compensation outstanding was $325,000 as of December 31, 2022 and 2023.

## Note 5: Notes Payable

The Company entered into a note agreement with a bank in December 2021. The loan bears interest at 8.5% for the year ended December 31, 2022. The note is secured by the tax credit and other assets of the Company. The balance was $750,000 as of December 31, 2022. On December 7, 2022 the Company sold its film tax credit to the bank, the proceeds of which were used to satisfy the Company's outstanding note balance on January 9, 2023, see Note 2.

## Note 6: Members' Equity

Pursuant to the Operating Agreement, an Investor's membership interest and entitlement to revenue will be proportionate to the Investor's individual investment as a Capital Contribution to the Company to the total of all Investor Capital Contributions. Following the payment of all production costs and any distribution fees and expenses (not absorbed by distributors or licensees), Investors will be entitled to receive their proportionate share of Distributable Receipts until all Investors have received 120% of their Capital Contributions (the "120% Recoupment Point"). Following the 120% Recoupment Point, additional Distributable Receipts will be paid to above the line creative participants who have agreed to defer some portion of their compensation until Investors have been repaid, see Note 4. Thereafter, all remaining Distributable Receipts will be paid to the respective investors in line with the Investor's interest of fifty percent (50%) of the remaining Distributable Receipts and the other fifty percent (50%) of the remaining Distributable Receipts will be paid to the Mangers and and other producers approved by the Managers. The Managers may withhold Distributable Receipts they determine necessary, as a reserve of anticipated Operating Expenses.

## Note 7: Related-Parties

The Company entered into an informal agreement to receive advanced funds from a Member in 2023. The informal terms of the loan provided this loan to be paid upon sufficient revenues being generated by the Company. The loan bears no interest. As of December 31, 2023, the amount of outstanding loan payable to the Member was $30,000.

## Note 8: Subsequent Events

The Company has evaluated subsequent events through December 23, 2024, which is the date the financial statements were available to be issued.

On August 29, 2024, the Company entered into an agreement with Angel Studios SPV Brave, Inc. ("Angel Studios") to assist in the marketing and distribution of the film *Brave the Dark*. Angel Studios agrees to facilitate the theatrical release of the Picture in a minimum of 1,200 screens including the top twenty markets in the United States, perform a capital campaign to raise up to five million dollars ($5,000,000) from retail investors, and source print and advertising financing funds dedicated to the Picture which will total a minimum of two million five hundred thousand dollars ($2,500,000), but to be increased to five million dollars ($5,000,000) for the theatrical release of the Picture. As payment, the parties agree to a revenue sharing arrangement in which the net revenue remaining from the deduction of permitted distribution and marketing expenses mentioned above, will be split 67% to the Company and 33% to Angel Studios.

There are no additional material events requiring disclosure or adjustment to the financial statements.